Filed by Kraton Performance Polymers Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kraton Performance Polymers, Inc.

Commission File No.: 001-34581

Excerpt from transcript of Kraton Performance Polymers, Inc.’s first quarter 2014 earnings call

Kevin Fogarty, President and Chief Executive Officer

We achieved start-up of our recently completed semi-works facility in Belpre, Ohio, and we continue to make progress towards securing regulatory approvals for our proposed combination with the SBC business of LCY Chemical Corporation.

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In closing, I’d like now to provide you with a status update on our proposed combination with the SBC Business of LCY Chemical Corporation. I’m sure that a number of you have detailed questions about the transaction, which we will need to defer to our proxy, which we are working to finalize and file very shortly. I can say that the shareholders of LCY have already approved the transaction and we are moving forward with our regulatory review processes.

To date, we have made our initial filings in the United States, China and Turkey, and we expect to file our final jurisdiction in Taiwan within the next several days. Based upon our progress to date, we are still targeting a close in the fourth quarter of this year.

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<Q – Jason Freuchtel>: It looked like on an adjusted basis, cost of goods sold and SG&A came down relative to last year. Are these levels sustainable and are you starting to trim cost ahead of your acquisition and JV coming online?

<A>: A couple of drivers there. The lower raw material costs, certainly a big influence on our cost of goods sold. And relative to the SG&A and R&D, we’re always looking for things that we can do better in those support functions. So I would refer you to – on a full-year basis for this year, I’ll refer you to the guidance that we gave with respect to R&D and SG&A for the full year. That’s our best [ph] cost where we see those costs rounding out for the year. And I’d like Kevin discuss all matters that relate to LCY combination.

<A>: Yeah. And the short answer is, we are not taking actions, needless to say, to reflect the new operating model once this deal closes. But by the same view, needless to say, we won’t be adding any cost or resources, because we’re in a bit of a holding pattern right now from the standpoint of wanting to, needless to say, subject to all the proper regulatory authority wanting to think about transition and the resulting cost structure. And of course, we called out a synergy goal that we expect to achieve and, needless to say, that’s one of the prime drivers for the transaction.

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Excerpt from press release issued by Kraton Performance Polymers, Inc. announcing first quarter 2014 results

Kevin Fogarty, President and Chief Executive Officer

“Finally, relative to the proposed combination with the SBC business of LCY Chemical Corp., the shareholders of LCY have approved the combination, and we continue to make progress toward securing necessary regulatory approvals. Subject to the receipt of regulatory approvals and approval of Kraton shareholders, we anticipate that closing of the transaction could occur late in the fourth quarter of this year.”

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Additional Information and Where to Find It

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OF THE COMPANY OR THE COMBINED COMPANY. IN CONNECTION WITH THE COMBINATION, KRATON PERFORMANCE POLYMERS LIMITED FILED WITH THE SEC A PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND RELATED REGISTRATION STATEMENT). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (INCLUDING ANY AMENDMENT OR SUPPLEMENTS THERETO WHEN THEY BECOME AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, LCY AND THE COMBINATION. THE INFORMATION IN THE PRELIMINARY PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO THE SECURITY HOLDERS OF THE COMPANY SEEKING THEIR APPROVAL OF THE COMBINATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE COMPANY OR KRATON PERFORMANCE POLYMERS LIMITED WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER SUCH DOCUMENTS (RELATING TO THE COMPANY) MAY ALSO BE OBTAINED FOR FREE FROM THE COMPANY BY ACCESSING ITS WEBSITE (WHICH IS NOT INCORPORATED BY REFERENCE HEREIN) AT WWW.KRATON.COM.

Participants in the Solicitation

The Company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from the Company’s stockholders in connection with the Combination. Information regarding such persons and a description of their interest in the Combination is available in the proxy statement/prospectus filed with the SEC by Kraton Performance Polymers Limited on April 30, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The forward-looking statements included above are subject to the risks and uncertainties described in the related press release and our other filings with the SEC.

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